FILE No. 823437

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, August 1(

05010418

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. merging process.

2. Answer Requirement 20058-207 Superintendencia de Valores.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

dlw 8/16

Calle 10 No. 4-47 Piso 23 PBX: 898 2222 Fax: 883 1664 - 898 2254 A.A 4902 CALI- Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8-9 PBX: 376 5666 Fax: 317 3545 - 317 3585 A.A. 14480 BOGOTA - Colombia
Cra. 7 No. 71 - 21 Torre A Piso 8 Banca de Inversión PBX: 317 3434 Fax: 317 3868 A.A. 14480 BOGOTA - Colombia
Calle 16 Sur No. 43A - 49 PBX: 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra. 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2001 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

Cali, August 10, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporación Financiera del Valle S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b). Please note that all photocopies are authenticated by a Public Notary.

1. Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. merging process.

2. Answer Requirement 20058-207 Superintendencia de Valores.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Harold Abadía Campo
Vicepresident

RIDER 1

Corporación Financiera del Valle S.A. is hereby advising the following under the terms of article 1.1.3.4. Resolution 400, 1995, issued by the General Room of Superintendencia de Valores:

DELIBERATIONS OF THE BOARD OF DIRECTORS OF CORPORACION FINANCIERA DEL VALLE S.A. WITH RESPECT TO ITS POSSIBLE MERGING TO CORPORACION FINANCIERA COLOMBIANA S.A.

In its August 1st meeting, the Board of Directors of Corporacion Financiera del Valle S.A. was submitted an independent technical assessment study prepared by CITIGROUP GLOBAL MARKETS INC., contracted by both entities and authorized by the Bank Superintendency of Colombia, in order to assess both Corporation Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A., and to evaluate the applicable exchange relationship in the merging process planned for both companies.

Pursuant to the said study, the assessment related to the respective shares is the following:

- Corporacion Financiera del Valle S.A.: 58.8%
- Corporación Financiera Colombiana S.A.: 41.2%

From the above, the Board of Directors was advised on the results of the mentioned independent technical study and decided to call the Shareholders´ General Assembly Meeting to a subsequent Board of Directors meeting in order to put to their consideration the mentioned merging operation.

No objection was stated by the Superintendency of Industry and Commerce about the operation through which Quimpac de Colombia S.A. will obtain the controlling share of Prodesal S.A. from Corfivalle S.A.

Corporacion Financiera del Valle S.A. is hereby reporting under the terms of article 1.1.3.4, Resolution 400, 1995 issued by the General Room of Superintendencia de Valores, that the Superintendency of Industry and Commerce did not make any objection with respect to the merging operation through which Quimpac de Colombia S.A. will obtain the controlling share of Prodesal S.A. from Corfivalle S.A.

La Corporación Financiera del Valle S.A. se permite informar en los términos del artículo 1.1.3.4 de la Resolución 400 de 1995, expedida por la Sala General de la Superintendencia de Valores, lo siguiente:

DELIBERACIONES DE LA JUNTA DIRECTIVA DE LA CORPORACIÓN FINANCIERA DEL VALLE S.A. EN RELACIÓN CON LA POSIBLE INTEGRACIÓN CON LA CORPORACIÓN FINANCIERA COLOMBIANA S.A.

A la Junta Directiva de la Corporación Financiera del Valle S.A., se presentó en su reunión del 1° de agosto de 2005, el estudio técnico independiente de valoración elaborado por CITIGROUP GLOBAL MARKETS INC., contratado por las Corporaciones y autorizado por la Superintendencia Bancaria de Colombia, para la valoración de la Corporación Financiera del Valle S.A. y Corporación Financiera Colombiana S.A. y la definición de la relación de intercambio aplicable en el proceso de integración proyectado entre dichas entidades.

De conformidad con el estudio, la valoración relativa de las participaciones respectivas es la siguiente:

- Corporación Financiera del Valle S.A.: 58.8%
- Corporación Financiera Colombiana S.A.: 41.2%

Habida consideración de lo expuesto, la Junta Directiva se dio por enterada de los resultados del estudio técnico independiente y determinó que se citará en una sesión posterior de la Junta Directiva a la Asamblea General de Accionistas a efectos de que este órgano considere la mencionada operación de integración.

RIDER 2

Cali, August 4, 2005.

Attn. Cesar Prado Villegas
Superintendente Delegado para Emisores
SUPERINTENDENCIA DE VALORES

REF.: Record 20058-207
002011
444
05

Dear Mr. Prado:

With respect to the above referred August 3 communication,where you requested Corporacion Financiera del Valle S.A. to complement the contingent information issued on August 2 of the current year, we wish to express that the Corporation strictly and respectfully meeting the legal standards, has observed the instructions provided on article 1.1.3.4 of Resolution 400 of 1995 issued by the General Room of Superintendencia de Valores (modified through resolution 932, 2001) related to the applicable standards for sending contingent information.

Therefore, I submit for your consideration the following facts:

1. Place and development of the Board of Directors meeting. The Board of Directors meeting held on August 1st of the current year took place in the city of Cali, at 4:00 p.m. The purpose of this meeting was to advise the Board of Directors Members on the Results of the Independent Technical Survey carried out by CITIGROUP GLOBAL MARKETS INC., pursuant to the terms of paragraph 3, article 62 of the Financial System Organic Bylaws. The mentioned meeting was adjourned at 6:00 p.m.

2. Merging of Corporacion Financiera del Valle S.A. and Corporacion Financiera Colombiana S.A. As it is known by Superintendencia de Valores and the market in general, since April 5, 2005, the Board of Directors of the mentioned companies decided to carry out some surveys in order to evaluate the feasibility of a merging between both companies. As two loan companies duly supervised by Superintendencia de Valores are involved in this operation, the legislation to be applied is the one stated on Chapter II, article 55 and subsequent articles of

the mentioned Financial System Organic Bylaws. In other words, in order to carry out one or several of the operations therein established, both companies have to agree.

3. Place and Development of the Board of Directors meeting. On August 2, 2005, Corporacion Financiera Colombiana S.A. held a Board of Directors meeting in the city of Bogota D.C. in order to evaluate the results of the Independent Technical Survey carried out by CITYGROUP GLOBAL MARKETS INC. pursuant to the terms of paragraph 3, article 62 of the Financial System Organic Bylaws.

Upon considering the above facts, we wish to express the following:

1. Article 1.1.3.4, Resolution 400, 1995, issued by the General Room of Superintendencia de Valores (modified through resolution 932, 2001), states the following, "*Whenever such information takes place during the issuer's off office hours, or on holydays, the issuer shall divulge such information as soon as possible on the next working day*"

2. Article 1.1.3.4, Resolution 400, 1995, issued by the General Room of Superintendencia de Valores (modified through resolution 932, 2001), states the following, "*The issuer shall analyze every fact, act, or operation that might become contingent information, and evaluate any particular and concrete circumstances therewith related, in order to divulge it whenever convenient pursuant to the resolution*".

3. Item 1, article 30 of the Colombian Civil Code states the following: *The context of the laws shall be used to illustrate the sense of each of its parts, so that harmony and coherence exist among them.*

4. Labor regulation. Article 15 of the Labor Regulation approved by the Social Protection Ministry through Resolution 1257 dated June 27, 2005, provides the following working hours: from 7:30 a.m. to 5:30 p.m.

Therefore, Corporacion Financiera del Valle S.A. when informing the market on the next working day after the Board of Directors meeting where the results of the Independent Technical Survey were submitted, strictly met the regulations in this concrete case.

On the other hand, we reiterate that up to this moment we don't have available the Independent Technical Study, and as soon as it is remitted to us by CITIGROUP GLOBAL MARKETS INC. it shall be immediately submitted to Superintendencia de

Valores, along with the assumptions and methodology that were taken into account in its development.

Any way we shall be always willing to provide any necessary information requested by your entity.

Enrique Uribe Ortiz
Legal Representative

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

Cali, 4 de agosto de 2005

Doctor
Cesar Prado Villegas
Superintendente Delegado para Emisores
SUPERINTENDENCIA DE VALORES
Ciudad

Asunto: Radicación 20058-207
002011
444
05

Respetado doctor Prado:

En atención a su comunicación del pasado 3 de agosto del presente año radicada con el número indicado en el asunto, mediante la cual solicitó a la Corporación Financiera del Valle S.A. complementar la información eventual transmitida el 2 de agosto del mismo año, nos permitimos expresarle que la Corporación respetuosa del estricto cumplimiento de las normas legales ha acatado las instrucciones señaladas en el artículo 1.1.3.4 de la Resolución 400 de 1995 expedida por la Sala General de la Superintendencia de Valores, (modificado por la Resolución 932 de 2001) en cuanto a las normas relativas al envío de información eventual.

Por lo cual, someto a su consideración los siguientes hechos:

(i) Lugar y ocurrencia de la Junta Directiva. La sesión de Junta Directiva llevada a cabo el primero (1°) de Agosto del año en curso se surtió en la ciudad de Santiago de Cali a las 4:00 p.m., con el propósito de que los miembros de Junta Directiva se informaran de los resultados del Estudio Técnico Independiente realizado por la firma CITIGROUP GLOBAL MARKETS INC. en los términos del numeral 3ro. del artículo 62 del Estatuto Orgánico del Sistema Financiero. Cabe señalar que la respectiva sesión se dio por terminada a las 6:00 p.m.

Calle 10 No. 4 - 47 Piso 23 P.B.X. 896 4646 - 882 2692 Fax: 883 1664 A.A. 4902 4877 CALI - Colombia.
Cra. 7 No. 71 - 21 Torre A Piso 8-9 P.B.X. 376 5666 Fax. 317 3545 - 317 3585 A.A. 14480 BOGOTÁ - Colombia
Cra. 7ª No. 71 - 21 Torre A Piso 8 Banca de Inversión - PBX: 317 3434 FAX: 317 3868 A.A. 14480 BOGOTÁ - Colombia
Calle 16 Sur No. 43A - 49 P.B.X. 313 4690 A.A. 065869 MEDELLÍN - Colombia
Cra 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2201 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co

(ii) Integración de la Corporación Financiera del Valle S.A. y la Corporación Financiera Colombiana S.A. Como es de conocimiento de la Superintendencia de Valores, desde el día 4 de abril de 2005, y del mercado en términos generales, las Juntas Directivas de las citadas entidades aprobaron adelantar estudios con el fin de evaluar la viabilidad de una integración entre las dos Corporaciones. Esto significa, que tratándose de dos establecimientos de crédito, debidamente vigilados por la Superintendencia Bancaria la legislación a aplicar corresponde a la establecida en el Capítulo II, artículo 55 y siguientes del citado Estatuto Orgánico del Sistema Financiero. Es decir, que para efectos de realizar una o algunas de las operaciones allí establecidas se requiere el concurso de las dos entidades.

(iii) Lugar y ocurrencia de la Junta Directiva. La Corporación Financiera Colombiana S.A. llevó a cabo el dos (2°) de Agosto del año en curso, en la ciudad de Bogotá D.C., su sesión de Junta Directiva para evaluar los resultados del Estudio Técnico Independiente realizado por la firma CITIGROUP GLOBAL MARKETS INC. en los términos del numeral 3ro. del artículo 62 del Estatuto Orgánico del Sistema Financiero.

Habida consideración de los hechos expuestos, nos permitimos expresar lo siguiente:

(i) Artículo 1.1.3.4 de la Resolución 400 de 1995 expedida por la Sala General de la Superintendencia de Valores (modificado por la Resolución 932 de 2001) establece en su parágrafo *"Cuando quiera que dicho conocimiento ocurra en un horario por fuera de la jornada de trabajo habitual del emisor, o en un día sábado o feriado, el emisor deberá divulgarla tan pronto como sea posible dentro del día hábil siguiente al de su conocimiento"* (El subrayado es nuestro).

(ii) El artículo 1.1.3.4. de la Resolución 400 modificado por la Resolución 932 de 2001 establece *"El emisor deberá analizar cada hecho, acto u operación susceptible de constituir información eventual, evaluando las circunstancias particulares y concretas que lo caractericen, a fin de divulgarlo cuando corresponda de acuerdo con lo previsto en la presente resolución."*

(iii) El inciso primero del artículo 30 del Código Civil Colombiano señala: *"El contexto de la Ley servirá para ilustrar el sentido de cada una de sus partes, de manera que haya entre todas ellas la debida correspondencia y armonía".*

CORPORACION FINANCIERA DEL VALLE S.A.

NIT. 890.300.653-6

(iv) Reglamento de Trabajo. El Artículo 15 del Reglamento de Trabajo aprobado por el Ministerio de Protección Social mediante Resolución 1257 del 27 de junio de 2005 dispone que el horario de la entidad es de 7:30 a.m. a 5:30 p.m.

En suma, la Corporación Financiera del Valle S.A. al informar al mercado al día hábil inmediatamente siguiente a la reunión de Junta Directiva en la cual se presentaron los resultados del Estudio Técnico Independiente tantas veces mencionado, realizó una aplicación estricta de la norma aplicable en el caso concreto.

De otro lado, le reiteramos a la Superintendencia de Valores que los resultados del Estudio Técnico Independiente son los siguientes:

- Corporación Financiera del Valle S.A.: 58.8%
- Corporación Financiera Colombiana: 41.2%

Finalmente, le informamos que hasta la presente no contamos con el Estudio Técnico Independiente y que una vez sea remitido por el CITIGROUP GLOBAL MARKETS INC, será puesto de inmediato en conocimiento de dicha entidad, aunado a los supuestos y metodologia que se tuvieron en cuenta en la elaboración del mismo.

En todo caso, quedamos atentos a cualquier información adicional que requiera el organismo de supervisión.

Cordial saludo,

Enrique Uribe Ortiz
Representante Legal

Calle 10 No. 4 - 47 Piso 23 P.B.X. 896 4646 - 882 2692 Fax: 883 1664 A.A. 4902 4877 CALI - Colombia.
Cra. 7 No. 71 - 21 Torre A Piso 8-9 P.B.X. 376 5666 Fax. 317 3545 - 317 3585 A.A. 14480 BOGOTÁ - Colombia
Cra. 7ª No. 71 - 21 Torre A Piso 8 Banca de Inversión - PBX: 317 3434 FAX: 317 3868 A.A. 14480 BOGOTÁ - Colombia
Calle 16 Sur No. 43A - 49 P.B.X. 313 4690 A.A. 065859 MEDELLÍN - Colombia
Cra 52 No. 74 - 56 Local 105 Tels: 356 1016 Fax: 356 2296 A.A. 2201 BARRANQUILLA - Colombia
Internet: www.corfivalle.com.co
e-mail cfv@corfivalle.com.co